Contact

www.linkedin.com/in/rachael-
mccarthy-38691 (LinkedIn)

Top Skills

Revenue Recognition
Fundraising
Start-ups

Certifications

Certified Mediator

Honors-Awards

2016 BBJ CFO of the Year Award

Rachael McCarthy

Business Advisor, Counsel, CFO
West Newton

Summary

Over 25 years of experience advising and working with high growth
technology companies in various leadership roles, including Board
Member, Business Advisor, CFO, General Counsel and VP of
Business Development.

Experience

Shanahan Consulting
Strategic Business Advisor
November 2011 - Present (10 years 7 months)

Strategic business advisor, legal counsel and part time CFO to high growth
technology companies.

Slim.AI Inc
Business Advisor
December 2020 - Present (1 year 6 months)

Morphisec
Business Advisor
April 2018 - Present (4 years 2 months)

gr8 People
Strategic Business Advisor and Board Member
March 2018 - Present (4 years 3 months)

The One-Experience Talent Platform

CloudLock (acquired by Cisco)
Chief Financial Officer
May 2012 - September 2017 (5 years 5 months)
Waltham MA

ConvergeHEALTH by Deloitte (formerly Recombinant Data Corp)
Business Advisor
April 2012 - August 2015 (3 years 5 months)

Axeda Corporation (acquired by ThingWorx, a PTC Technology in 2014)
Chief Financial Officer
December 2005 - October 2011 (5 years 11 months)

Unica (IPO 2005, acquired by IBM 2010)
VP & General Counsel
April 2000 - August 2005 (5 years 5 months)

Authoria Inc. (now part of PeopleClick Authoria)
Business/Legal Consultant
1997 - 2000 (3 years)

Realitywave Inc. (part of Aveva as of 2005)
Chief Financial Officer
1998 - 1999 (1 year)

Interlynx Technology Corporation (later acquired by ProAct Technologies)
VP of Finance and Administration
1997 - 1999 (2 years)
Boston MA

Babson College - Franklin W. Olin Graduate School of Business
Adjunct Professor
1997 - 1998 (1 year)
Wellesley Ma

Restrac (WebHire) (IPO 1996)
General Counsel & VP Business Development
August 1988 - February 1997 (8 years 7 months)

_____

Education

Boston University School of Law
LLM, Taxation · (2002 - 2005)

Boston University School of Law
JD, Law · (September 1990 - May 1993)

University of Delaware

BSBA, Finance · (September 1984 - May 1988)